TUPPER JONSSON  & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 1076-1

September 30, 2008

Memorandum to:

Ms. Joanna Lam,

SEC

By fax to:  (202) 772-9368

Ms. Lam:

Re:

Acrex Ventures Ltd. (“Company”)

Form 20-F for the Year Ended December 31, 2007

File No. 000-050031

I have today sent to our EDGAR filer the Company’s Form 20-F Annual Report Amendment No. 2.   The only revisions I did to the document were pages 1, 3 and 49, blacklined copies of which I attach.  The alterations in Item 15(a) are in the first two paragraphs, and they are an exact copy of the wording that you approved for use in the Caledonia Amendment.  The dating of the document and the Certificates on pages 52 – 55 has all been changed to September 30, 2008.  Similar revisions to pages 1 and 3 – and date changes – will be done to the Caledonia Amendment No. 2.

We are hopeful that the revisions that we have done fully satisfy Staff and that no further revisions will be required.

Sincerely,

   “Carl Jonsson”

- Carl Jonsson

CRJ:lrh

Attachment

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

~~August 31~~ September 30 , 2008

FORM 20-F

AMENDMENT NO. ~~1~~ 2

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ……………………………… to ………………………………

Commission file number   050031

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………………………………………

ACREX VENTURES LTD.

(Exact name of Registrant as specified in its charter)

Acrex Ventures Ltd. is variously referred to in this Report

as “Acrex”, “the Corporation” or “the Company”

 Canada

(Jurisdiction of incorporation or organization)

1400 – 570 Granville Street, Vancouver, BC, Canada V6C 3P1

 (Address of principal executive offices)

Carl R. Jonsson, 1710-1177 West Hastings Street,

Vancouver, BC V6E 2L3, Canada;  tel: (604) 640-6357;  fax: (604) 681-0139

email:  jonsson@securitieslaw.bc.ca

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP …… International Financial Reporting Standards as issued by the International Accounting Standards Board

Other:

Canadian GAAP

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17

x

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

No

x

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

No

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment No. 2 , together with exhibits filed herewith, are being filed to clarify and expand on certain information contained in the original Form 20-F filed on May 5, 2008 ~~.  This~~   and Amendment No. 1 ~~amends and restates~~ which amended and restated the original Form 20-F.  Unless otherwise specifically noted herein, it does not bring the information up to date.

(a)

The Company is not presently involved in borrowing money and does not have any dealings in, nor plan to have any dealings in, derivatives or other financial instruments, and does not carry on business which makes it specifically sensitive to currency exchange variations.  If and when the Company borrows money it will have to consider the interest rates that would then be applicable to it.

(b)

As the Company is only still in a “start-up” mode and has undertaken no business activities or the sale of its products or services, it is not in a position to do any quantitative analysis of either general risk factors applicable to it or risk factors applicable to its potential markets.

(c)

The Company has identified risk factors that are applicable to it, which are described in Item 3.D above.

Item 12.

Description of Securities Other than Equity Securities

The Company is not, by this Statement, registering any debt securities or other securities – other than its voting common shares.

PART II

Item 13.

Defaults, Dividend Arrears and Delinquencies

(a)

The Company has not committed any default in the payment of any principal, interest, sinking or purchase fund installment, or any other indebtedness.

(b)

As the Company has never declared any dividends it is not in arrears with respect to the payment of dividends, nor is it in any deficiency with respect to any rights or obligations outstanding with respect to its issued shares.

Item 14.

Material Modifications to the Rights of Security Holders and Use of

Proceeds

Nil

Item 15.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures ~~, and assessed the design of the Company’s internal control over financial reporting~~ as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.

The CEO and CFO concluded , based on their evaluation, and because the original version of this 20-F Annual Report did not contain Management’s annual report on internal control over financial reporting, that the Company’s disclosure controls and procedures were not effective as of December 31, 2007.  After communicating with SEC staff, Management engaged the services of additional outside advisors to obtain more specific and detailed advice as to the requirements for disclosure controls and procedures.  Management believes that the Company now has in place, as of the date of filing this Amendment, effective disclosure controls and procedures.

49